Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-215895

March 4, 2019

Medtronic Global Holdings S.C.A.

Pricing Term Sheet

March 4, 2019

Issuer:	Medtronic Global Holdings S.C.A.

Guarantors:	Medtronic plc and Medtronic, Inc.

Trade Date:	March 4, 2019

Settlement Date*:	T+3; March 7, 2019

Denominations:	€100,000 x €1,000

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings (Moody’s/S&P)**:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Barclays Bank PLC and Merrill Lynch International

Co-Managers:	Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, Goldman Sachs & Co. LLC, HSBC Bank plc, J.P. Morgan Securities plc and Mizuho International plc

Principal Amount:	€500,000,000	€1,500,000,000	€1,500,000,000	€1,500,000,000	€1,000,000,000	€1,000,000,000

Title:	Floating Rate Notes due 2021	0.000% Senior Notes due 2021	0.375% Senior Notes due 2023	1.125% Senior Notes due 2027	1.625% Senior Notes due 2031	2.250% Senior Notes due 2039

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	March 7, 2021	March 7, 2021	March 7, 2023	March 7, 2027	March 7, 2031	March 7, 2039

Coupon:	Three month EURIBOR + 20 bps	0.000%	0.375%	1.125%	1.625%	2.250%

Minimum Interest Rate:	0.000%	N/A	N/A	N/A	N/A	N/A

Price to Public:	100.222%	99.878%	99.684%	99.552%	99.138%	98.985%

Yield to Maturity:	N/A	0.061%	0.455%	1.184%	1.705%	2.314%

Reference to Mid-swaps Rate:	N/A	(0.139)%	0.055%	0.484%	0.855%	1.214%

Spread to Mid-swaps:	N/A	20 bps	40 bps	70 bps	85 bps	110 bps

Spread to Benchmark Bund:	N/A	57.2 bps	86.6 bps	124.1 bps	154.8 bps	172.0 bps

Benchmark Bund:	N/A	BKO 0.000% due March 12, 2021	DBR 1.500% due February 15, 2023	DBR 0.250% due February 15, 2027	DBR 0.250% due February 15, 2029	DBR 4.250% due July 4, 2039

Benchmark Bund Price and Yield:	N/A	€101.0375 / (0.805)%	€107.620 / (0.411)%	€102.445 / (0.057)%	€100.915 / 0.157%	€169.800 / 0.594%

Interest Payment Dates:	Quarterly on March 7, June 7, September 7 and December 7 of each year, beginning on June 7, 2019	Annually on March 7 of each year, beginning on March 7, 2020	Annually on March 7 of each year, beginning on March 7, 2020	Annually on March 7 of each year, beginning on March 7, 2020	Annually on March 7 of each year, beginning on March 7, 2020	Annually on March 7 of each year, beginning on March 7, 2020

Interest Reset Date:	Each Interest Payment Date	N/A	N/A	N/A	N/A	N/A

Day Count Convention***:	Actual/360	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Optional Redemption:	N/A	The issuer may redeem the 2021 Notes in whole or in part, at any time prior to March 7, 2021 (their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2023 Notes in whole or in part, at any time prior to February 7, 2023 (one month prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2027 Notes in whole or in part, at any time prior to December 7, 2026 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2031 Notes in whole or in part, at any time prior to December 7, 2030 (three months prior to their maturity date), at a redemption price equal to the greater of:	The issuer may redeem the 2039 Notes in whole or in part, at any time prior to December 7, 2038 (three months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2021 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2021 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 10 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2023 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2023 Notes matured on February 7, 2023), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2027 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2027 Notes matured on December 7, 2026), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2031 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2031 Notes matured on December 7, 2030), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2039 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2039 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2039 Notes matured on December 7, 2038), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 30 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

			In addition, at any time on or after February 7, 2023 (one month prior to their maturity date), we may at our option redeem the 2023 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2023 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after December 7, 2026 (three months prior to their maturity date), we may at our option redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after December 7, 2030 (three months prior to their maturity date), we may at our option redeem the 2031 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after December 7, 2038 (three months prior to their maturity date), we may at our option redeem the 2039 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2039 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

ISIN:	XS1960675822	XS1960676127	XS1960678099	XS1960678255	XS1960678412	XS1960678685

Common Code:	196067582	196067612	196067809	196067825	196067841	196067868

*      We expect to deliver the notes against payment for the notes on the third business day following the date of this pricing term sheet (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the date of delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**    An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

***  Each series of fixed rate notes will bear interest from the date of issuance, payable annually on March 7 of each year, beginning March 7, 2020, to the persons in whose names such notes are registered at the close of business on the business day immediately preceding the relevant interest payment. Interest on each series of fixed rate notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes (or March 7, 2019, if no interest has been paid on the applicable series of fixed rate notes), to, but excluding, the next scheduled interest payment date. This payment convention is referred to as Actual/Actual (ICMA) as defined in the rulebook of the International Capital Market Association. If any interest payment date would otherwise be a day that is not a business day, such interest payment date will be postponed to the next date that is a business day and no interest will accrue on the amounts payable from and after such interest payment date to the next business day. If the maturity date of any series of fixed rate notes falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

Other changes from the preliminary prospectus supplement dated March 4, 2019:

On March 4, 2019 the Company announced that it had increased the aggregate maximum purchase price for the maximum amount tender offer notes to $3,700,000,000 and the series tender cap applicable to CIFSA’s 6.550% Senior Notes due 2037 to $90,000,000. As a result of the increase:

•	The first two paragraphs set forth under the heading “Prospectus Supplement Summary—Recent Developments—Concurrent Tender Offers” will read:

Concurrently with this offering, we are conducting cash tender offers (collectively, the “any and all tender offer”) for $2,500,000,000 aggregate principal amount of outstanding 2.500% Senior Notes due 2020 issued by Medtronic, Inc. (the “2.500% 2020 notes”) and $600,000,000 aggregate principal amount of outstanding 4.20% Senior Notes due 2020 issued by CIFSA (the “4.20% 2020 notes” and together with the 2.500% 2020 notes, the “any and all tender offer notes”). We are also conducting cash tender offers (collectively, the “maximum amount tender offer” and together with the any and all tender offer, the “tender offers”) for up to $3,700,000,000 in aggregate purchase price of the following notes (collectively, the “maximum amount tender offer notes,” and together with the any and all tender offer notes, the “tender offer notes”), provided that the purchase in the maximum amount tender offer of 6.550% Senior Notes due 2037 issued by CIFSA (the “6.550% 2037 notes”) will be subject to an aggregate purchase sublimit of $90,000,000 of aggregate principal amount of such notes (the “series tender cap”):

•	6.550% Senior Notes due 2037 issued by CIFSA

•	6.50% Senior Notes due 2039 issued by Medtronic, Inc.

•	5.550% Notes due 2040 issued by Medtronic, Inc.

•	4.625% Notes due 2044 issued by Medtronic, Inc.

•	4.500% Notes due 2042 issued by Medtronic, Inc.

•	4.625% Senior Notes due 2045 issued by Medtronic, Inc.

•	4.375% Senior Notes due 2035 issued by Medtronic, Inc.

•	4.125% Notes due 2021 issued by Medtronic, Inc.

•	4.000% Notes due 2043 issued by Medtronic, Inc.

The tender offers are being made upon, and are subject to, the terms and conditions set forth in the Offer to Purchase dated February 20, 2019 (the “offer to purchase”), as amended by the increases of the aggregate maximum purchase price for the maximum amount tender offer notes to $3,700,000,000 and the series tender cap to $90,000,000 that we announced on March 4, 2019. The tender offers will expire at 12:00 midnight, New York City time, on March 19, 2019 (one minute after 11:59 p.m., New York City time, on March 19, 2019) (such date and time, as it may be extended with respect to a tender offer, the applicable “tender offer expiration date”), unless extended or terminated by us. Moreover, in the event the maximum amount tender offer is fully subscribed as of 5:00 p.m., New York City time, on March 5, 2019 (such date and time, as it may be extended with respect to a series of the tender offer notes, the “early tender deadline”), holders who validly tender their maximum amount tender offer notes after such time will not have any of their maximum amount tender offer notes accepted for purchase. In addition, in the event that holders of 6.550% 2037 notes have validly tendered such notes in an aggregate principal amount at least equal to the series tender cap as of the early tender deadline, and such notes are accepted for purchase, holders of 6.550% 2037 notes who validly tender such notes after such time will not have any of such notes accepted for purchase.

•	The paragraph set forth under the heading “Use of Proceeds” will read:

Medtronic Luxco expects to receive net proceeds from this offering of approximately €6.9 billion after deducting underwriting discounts and commissions and payment of expenses related to this offering. We expect to use the proceeds of this offering to fund the tender offers for (1) up to $3.1 billion aggregate principal amount of the any and all tender offer notes and (2) up to $3.7 billion in aggregate purchase price of the maximum amount tender offer notes, in each case as described above under “Prospectus Supplement Summary—Recent Developments,” and to pay accrued and unpaid interest, premiums, fees and expenses in connection with those tender offers. We intend to use any remaining proceeds for repayment of Medtronic Luxco’s $1.0 billion outstanding aggregate principal amount of 1.700% Senior Notes due 2019 at maturity on March 28, 2019 plus accrued and unpaid interest thereon, repayment of other indebtedness and general corporate purposes.

•	The second sentence set forth under the heading “Capitalization” will read:

This table does not give effect to the use of net proceeds from this offering to fund the maximum amount tender offer of up to $3.7 billion in aggregate purchase price of the maximum amount tender offer notes, as described above under “Prospectus Supplement Summary—Recent Developments,” or the payment of accrued and unpaid interest, premiums, fees and expenses in connection with the maximum amount tender offer.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC, toll-free at 1-888-603-5847 or Merrill Lynch International, toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic Global Holdings S.C.A. on March 4, 2019 relating to its prospectus dated February 3, 2017.

MiFID II product governance/Professional investors and ECPs only target market. Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

No PRIIPs KID. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

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